United States securities and exchange commission logo





                             June 29, 2023

       Benjamin S. Miller
       Chief Executive Officer
       Fundrise Growth eREIT III, LLC
       11 Dupont Circle NW
       9th Floor
       Washington, D.C. 20036

                                                        Re: Fundrise Growth
eREIT III, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed June 2, 2023
                                                            File No. 024-12267

       Dear Benjamin S. Miller:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed June 2, 2023

       General

   1. We note that you have not identified the properties you intend to acquire and thus your offering is a blind
pool offering. Accordingly, please provide the disclosure referenced in
                                                        Industry Guide 5. In
particular, please provide the prior performance narrative and prior performance tables
required by Item 8, or advise. Refer to Release No. 33-6900 (June 17,
                                                        1991), Item 7(c) of
Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.
   2. Please disclose in your offering circular that you will follow the parameters of the undertaking contained
in Item 20.D of Guide 5 in updating your offering circular to reflect acquisitions during the
distribution period.
 Benjamin S. Miller
FirstName  LastNameBenjamin  S. Miller
Fundrise Growth eREIT III, LLC
Comapany
June       NameFundrise Growth eREIT III, LLC
     29, 2023
June 29,
Page 2 2023 Page 2
FirstName LastName
Cover Page

3. We note that you may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement. Please tell us how such changes to the minimum offering amount would be consistent with Exchange Act Rule
10b-9.
4.       Please disclose the termination date of the offering.
Questions and Answers about this Offering
Q: Are there any limits on my ability to redeem shares?, page 6

5. Please clarify, in this section, whether any shareholder requests for repurchase have not been honored since inception.
What is the source of your distributions?, page 8

6. We note that it is your goal to pay distributions out of cash flow from operations and that you may use other sources. Please clarify whether you have paid distributions from other sources, and, if so, please disclose the sources used. Further, please revise your disclosure on page 18 to quantify the amount paid from each source. If applicable, please revise the risk factor on page 24 to disclose the risk that distributions have been paid and may in the future be paid from sources other than cash flow from operations. Offering Summary, page 11

7. We note that the company closed a prior offering October 30, 2020. Please disclose the number of shares sold and how the company used funds from the prior offering.
         Please also revise the cover page to clarify that the $49.5 million raised pursuant to
         Regulation A was in the prior offering that closed October 30, 2020.
8. We note your statement that "[t]he Fundrise Portfolio had a positive net return when averaged across all investor accounts in 2022." Please clarify what the Fundrise Portfolio entails.
Risk Factors, page 24

9. We note several risk factors on pages 39, 41, and 43 discussing the potential impact of rising interest rates on your business. Please update these risk factors if recent inflationary pressures and rising interest rates have materially impacted your operations. In this regard, identify the types of pressures you are facing and how your business has been affected.
10. We note your risk factor on page 44, stating that "[t]he extent of the COVID-19's pandemic's effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak" and, in particular, the risk that the COVID-19 pandemic could "decrease occupancy levels and pricing across our portfolio and may cause one or more tenants to be unable to meet their
 Benjamin S. Miller
FirstName  LastNameBenjamin  S. Miller
Fundrise Growth eREIT III, LLC
Comapany
June       NameFundrise Growth eREIT III, LLC
     29, 2023
June 29,
Page 3 2023 Page 3
FirstName LastName
         rent obligations to us in full." Please update this risk factor disclosure to discuss any impacts to occupancy levels and pricing given recent reports of challenges facing the commercial real estate market in the wake of the COVID-19 pandemic and the World
         Health Organization's declaration on May 5, 2023 that COVID-19 is now an established health issue and no longer constitutes a public health emergency of international concern.
Changes in interest rates and/or credit spreads could negatively affect the value of any debt investments we may make..., page 40

11. Please revise to quantify the amount of your floating rate debt outstanding.
Management Compensation, page 64

12. Please ensure that you disclose all fees paid to your manager and its affiliates.
Plan of Operation, page 82

13. Your investment summaries provide hyperlinks to the initial Form 1-Us that were filed when they were each acquired. In addition, we note your statements on page 83 that
         "fuller descriptions of these assets, including any update since the date of acquisition, may be found in their respective 1-U reports" and "projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated." Please provide an updated description of each investment as of a more recent date.
Our Investments, page 83

14. Please provide all of the information required by Items 14 and 15 of Form S-11 for each
         RSE SW4 Controlled Subsidiary and E353 Controlled Subsidiary.
15. Please disclose how the purchase price for the properties was determined.
Exhibits

16. We note the operating agreement you have hyperlinked in your exhibits index appears not to be the final execution version of the operating agreement. Please update the hyperlink to reflect the latest version of the operating agreement, or advise. We note that your April
         12, 2023 1-K hyperlinks the Amended and Restated Operating Agreement dated as of
         February 13, 2019.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Benjamin S. Miller
Fundrise Growth eREIT III, LLC
June 29, 2023
Page 4

action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin S. Miller
                                                           Division of
Corporation Finance
Comapany NameFundrise Growth eREIT III, LLC
                                                           Office of Real
Estate & Construction
June 29, 2023 Page 4
cc:       Mark Schonberger
FirstName LastName